Exhibit 8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use of our report in this Annual Report on Form 40-F of NovaGold Resources Inc. dated March 2, 2008 accompanying the consolidated financial statements, which appears in the Annual Report on Form 40F.

We also consent to the incorporation by reference of our Report in the Registration Statement on Form S-8 (No.333-136493, No. 333-134871 and No.333-11370) and on Form F-10 (No. 333-141410).

(Signed) PricewaterhouseCoopers LLP

Vancouver, British Columbia
March 2, 2008